

May 29, 2014

<u>Via E-mail</u>
Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II, Hsinchu Science Park
Hsinchu City, Taiwan. R.O.C.

      RE: **United Microelectronics Corporation**
              Form 20-F for Fiscal Year Ended December 31, 2013
              Filed April 18, 2014
              File No. 001-15128

Dear Mr. Liu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 50

1.   We see you indicated your net operating revenues increased by 7% for the year ended December 31, 2013 and also indicated the increase was primarily due to an increase in shipments. In future filings, when individual line items disclosed in your statements of comprehensive income significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item

that caused the significant change. For example, revise future filings to quantify each material factor, i.e. such as price changes and / or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. With your revised future disclosures, please also discuss and quantify the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on other components of your operating results. Future filings should incorporate the above comment to all of the disclosures herein related to the analysis of your operating results, including operating expenses. For further guidance, please refer to Item 5.A of Form 20-F.

Notes to Consolidated Financial Statements, page F-9

Note 23 – Business Combinations, page F-90

2.   We see that on February 1, 2013 you acquired additional stocks of Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of Best Elite's total outstanding shares from stockholders of Best Elite. We also see the acquisition increased your ownership interest in Best Elite from 35.03% to 83.10% and resulted in you obtaining control over Best Elite. We note that in connection with the acquisition you re-measured the fair value of your previously held equity interest in Best Elite's shares and recorded a loss from disposal of investments of NT$987 million in fiscal 2013. In addition, we note you recorded a bargain purchase gain of NT$7,140 million in fiscal 2013, which you indicated was mainly attributed to your unique position to better utilize Best Elite's assets, such as improving utilization, and the lack of liquidity of Best Elite's shares. Please address the following in connection with the referenced transaction:

- Explain to us in more detail how you determined the NT$7,140 million gain on acquisition;
- Explain how and why you believed you would be able to better utilize Best Elite's assets after you acquired control over such assets and tell us if you have been able to do so since February 2013;
- Explain how the purchase price of the additional Best Elite shares you acquired in February 2013 was determined and why the lack of liquidity of Best Elite's shares resulted in you acquiring the shares at a discount to the fair market value of its underlying net assets;
- Explain the process you utilized to value the acquired assets and liabilities of Best Elite, including specifically how you determined the fair value of the property and equipment acquired;
- Confirm you reassessed whether you correctly identified all of the Best Elite assets acquired and all of its liabilities assumed and that you reviewed the procedures used to measure the amounts IFRS 3 required you to recognize for

the acquisition at February 1, 2013 as mandated by paragraph 36 of IFRS 3 and

- Explain why your re-measurement of the fair value of your previously held equity interest in Best Elite's shares resulted in the recognition of a loss from disposal of investments of NT$987 million. Please tell us how you determined the fair market value of your previously held equity interest in Best Elite's shares in calculating the referenced loss as well as how you determined the referenced investment was not impaired at previous balance sheet dates. Finally, clarify how the fair market values used in calculating the referenced current year impairment were consistent with the fair market values utilized in connection with your recognition of the bargain purchase gain in fiscal 2013 upon obtaining control over Best Elite.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief

cc: Peter Courture